

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2011

Mr. Samuel Weiss
Chief Executive Officer, Chairman and President
Brazos International Exploration, Inc.
1660 NW 19th Avenue
Pompano Beach, Florida 33069

> **Re: Brazos International Exploration, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2010**
> **Filed July 7, 2010**
> **Form 10-K/A for Fiscal Year Ended March 31, 2010**
> **Filed July 16, 2010, December 14, 2010 and March 9, 2011**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Filed November 19, 2010**
> **Form 10-Q/A for Fiscal Quarter Ended September 30, 2010**
> **Filed December 14, 2010 and March 9, 2011**
> **File No. 000-53336**

Dear Mr. Weiss:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Ethan Horowitz
Branch Chief